Exhibit (a)(5)(vi)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HAROLD L. HURWITZ, On Behalf of	)
Himself and All Others Similarly Situated,	)
)
Plaintiff,	)	Civil Action No.
)
v.	)
)
CNX GAS CORPORATION, PHILIP W.	)
BAXTER, RAJ K. GUPTA, J. BRETT HARVEY,	)
JOHN R. PIPSKI, and CONSOL ENERGY, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for his verified class action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of CNX Gas Corporation (“CNX Gas” or the “Company”) against CNX Gas and its Board of Directors (the “Board” or “Individual Defendants”) to enjoin a proposed transaction announced on March 21, 2010 (the “Proposed Transaction”), pursuant to which CNX Gas will be acquired by its largest and controlling shareholder, CONSOL Energy, Inc. (“CONSOL Energy”).

2. On March 21, 2010, CONSOL Energy announced that it was commencing a tender offer to acquire the remaining shares of CNX that it does not already own, approximately 16.7% of the Company, at a price of $38.25 per share (the “Proposed Transaction”). On that same date, CONSOL Energy announced that T. Rowe Price Associates, Inc. (“T. Rowe Price”), which controls approximately 9.5 million shares (6.3%) of CNX Gas stock, had entered into an agreement pursuant to which CONSOL Energy would purchase all of its shares in the Company commencing on May 5, 2010. As a result of its agreement with T. Rowe Price, CONSOL Energy will control approximately 89.6% of the Company.

3. CONSOL Energy is then going to attempt to acquire the remainder of the Company’s shares by means of a cash tender offer, followed by a merger. The tender offer component of the Proposed Transaction is scheduled to commence on or about May 5, 2010. By entering into an agreement with T. Rowe Price to acquire its outstanding shares, CONSOL Energy has tilted the field in its favor, thus requiring the tender of a mere 0.4% of the Company’s outstanding shares in order for a short form merger to proceed. Moreover, given T. Rowe Price’s significant ownership in CONSOL Energy, the only parties to be excluded from CNX Gas’ future earnings potential are its public shareholders, which are currently being squeezed out.

4. In agreeing to the Proposed Transaction, the Individual Defendants (composed of four directors, three of which are CONSOL Energy representatives) breached their fiduciary duties to plaintiff and the Class. Furthermore, defendant CONSOL Energy knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

5. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of CNX Gas common stock.

6. Defendant CNX Gas is a Delaware Corporation and maintains its principal place of business at CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania, 15317. According to its website, the Company is an independent natural gas exploration, development, production, and gathering company operating in the Appalachian and Illinois Basins of the United States. In particular, the Company is a leading producer of coalbed methane (CBM). Its production in 2008 was 76.6 billion cubic feet (Bcf), making CNX Gas one of the largest gas producers in the Appalachian Basin. The Company’s common stock is traded on the New York Stock Exchange under the ticker “CXG.” CNX was established on June 30, 2005. CONSOL Energy contributed its gas assets to CNX effective August 8, 2005, and retained an 81.5% ownership interest in the Company. Currently CONSOL Energy owns 125,800,067 shares (83.32%) of CNX Gas’ outstanding common stock.

7. Defendant Philip W. Baxter (“Baxter”) has been a CNX Gas director since June 2005 and previously served as the Company’s Chairman of the Board from June 2005 through January 2009. In addition, Baxter served as director of CONSOL Energy (as well as Chairman of its Audit Committee and a member of its Finance Committee) from August 1999 until August 2005, and rejoined the CONSOL Energy Board of Directors in January 2009. He currently serves on CONSOL Energy’s Audit and Finance Committees. Furthermore, according to the Company’s Annual Proxy filed with the United States Securities and Exchange Commission (“SEC”) on March 23, 2009 on Form DEF 14A (the “2009 Proxy”), Baxter is also a member of the Company’s Audit Committee.

8. Defendant Raj K. Gupta has been a CNX Gas director since June 2005 and has been a CONSOL Energy director since February 2004. Gupta serves as a member of CONSOL Energy’s Audit Committee and according to the 2009 Proxy, he is also a member of the Company’s Audit Committee.

9. Defendant J. Brett Harvey (“Harvey”) has been a CNX Gas director since June 2005 and was named Chairman of the Board and Chief Executive Officer (“CEO”) of the Company in January 2009. In addition, Harvey has been a CONSOL Energy director and its President and CEO since January 1998.

10. Defendant John R. Pipski (“Pipski”) has been a CNX Gas director since August 2005. According to the 2009 Proxy, Pipski is Chairman of the Company’s Audit Committee.

11. Defendant CONSOL Energy is a Delaware Corporation and maintains its principal executive offices at CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania, 15317. According to its website, CONSOL Energy is the largest producer of high-Btu bituminous coal in the United States and a leader in the production of coalbed methane gas. Moreover, CONSOL Energy currently already holds approximately 83.3% of the Company’s outstanding common stock, thereby making CONSOL Energy the Company’s largest and controlling shareholder. In addition to being CNX Gas’ largest shareholder, CONSOL Energy controls the Company’s Board. Indeed, all but one of the four CNX Gas Directors is a CONSOL Energy director, and the Company’s Chairman and CEO is also the President and CEO of CONSOL Energy.

12. The defendants identified in ¶¶ 7-10 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of CNX Gas, and owe plaintiff and CNX Gas’ other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

13. Each of the Individual Defendants at all times had the power to control and direct CNX Gas to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all CNX Gas shareholders.

14. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of CNX Gas (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

16. This action is properly maintainable as a class action.

17. The Class is so numerous that joinder of all members is impracticable. As of January 29, 2010, there were 150,986,918 shares of CNX Gas common stock outstanding, held by scores, if not hundreds, of individuals and entities scattered throughout the country.

18. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

20. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

21. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

22. Effective January 16, 2009, CONSOL Energy and CNX Gas made certain changes to the managerial structure of both companies (the “Management Reorganization”). The purpose of the Management Reorganization was to improve performance and profitability of both CONSOL Energy and CNX Gas, as well as to increase efficiency and reduce costs across all business areas by creating a more unified organizational structure that would have functional, operational, and financial responsibility for all coal, gas, and related assets, while still recognizing the status of CNX Gas as a separate public company with stockholders in addition to CONSOL Energy.

23. As result of the Management Reorganization, the CNX Gas Board was reduced from eight members to five members and in April 2009, was further reduced to four members by the resignation of James E. Altmeyer, Jr. In addition, CNX Gas dissolved its compensation, finance, and nominating and corporate governance committees, relying on the “controlled company” exemption under the New York Stock Exchange listing standards. The CNX Gas Bylaws were also amended to reflect these changes.

On January 28, 2010, CNX Gas released its quarterly and 2009 year-end results wherein it announced record quarterly production of 25.1 billion cubic feet (Bcf), or 273 million cubic feet (MMcf) per day, for the quarter ended December 31, 2009. This was the third consecutive quarterly production record, and 13% higher than the 22.2 Bcf, or 242 MMcf per day, for the year-ago quarter. Additionally, the Company reported an annual 2009 production of 94.4 Bcf, an increase of 23% over the 76.6 Bcf produced in 2008. Indeed, defendant Harvey commented, in relevant part: CNX Gas ended 2009 on a very strong footing. Once again, we set another quarterly production record, and our employees continued working safely, having passed the 4-million hour mark without incurring a lost-time incident… With our increasing Virginia coalbed methane production and our continued Marcellus Shale success, we expect 2010 production of 100 Bcf. To support this goal, we have contracted for a second horizontal rig to begin drilling in the Marcellus Shale on March 1.

CNX Gas increased production by 23% in 2009 while paying down about $15 million of debt. And as we reported earlier this week, we also increased our proved reserves in 2009 by one-half trillion cubic feet (Tcf), or 34%, to 1.9 Tcf. When viewed together with our 2009 return on capital employed of 10.6% on an after-tax basis, there is no doubt that CNX Gas is a premier company in the E&P industry.

[Emphasis added].

24. On January 29, 2010, Madison Williams and Company issued an analyst report for CNX. The analyst report set a price target for the Company of $37 per share. The analyst report commented, in relevant part, as follows:

With an impressive balance sheet, low-risk and low-cost CBM assets, and continued focus in the Marcellus [shale well], we believe the company is correctly positioned. We are reaffirming our Accumulate rating and 12-month price target of $37, which is supported by our estimated 2010 NAV of $36.29 and a multiple of 13.4 times our 2010 EBITDA forecast.

25. On March 16, 2010, RBC Capital Markets issued an analyst report for CNX Gas. The analyst report increased CNX Gas’ price target from $34 to $36 per share. Moreover, it distinctly discussed the possibility that CONSOL Energy might make another bid for CNX Gas, and proposed a higher offer price than may currently be on the table. The analyst report commented, in relevant part, as follows:

We are increasing our price target to $36/share, a 10% discount to our NAV. Our [CNX Gas] NAV is $40/share or 30% above the current price… While a buyout of [CNX Gas] appears imminent, we think it will take a slightly higher price…. Unlike the last go-around, this time CNX shares offer more in terms of a gas company, given the expanded size of its gas assets. (Emphasis in original)

26. Despite its recent strong performance in the face of some of the worst economic conditions in nearly 70 years, CNX Gas is willingly entering into the Proposed Transaction to the detriment of its shareholders. On March 21, 2010, CONSOL Energy issued a press release wherein it announced it has entered into an agreement with T. Rowe Price, on behalf of its investment advisory clients owning approximately 9.5 million shares of CNX Gas common stock, or approximately 37% of the shares that CONSOL Energy does not already own. Notably, T. Rowe Price also owns 11.8 million shares (6.51%) of CONSOL Energy.

27. Under the agreement with T. Rowe Price, CONSOL Energy has agreed to, subject to certain conditions, commence a tender offer by May 5, 2010 to acquire all of the shares of CNX Gas it does not already own for $38.25 per share, in cash, and T. Rowe Price has agreed to tender its CNX Gas common stock that its investment advisory clients own in the tender offer. These terms have been memorialized in the share tender agreement entered into by and amongst T. Rowe Price and CONSOL Energy on March 21, 2010 and attached to a Form 8-K filed by CONSOL Energy with the SEC on March 22, 2010.

28. Market reaction to the announcement of the Proposed Transaction has been swift, as investors sent CNX Gas’ stock price up approximately 23.3% from its close of $30.80 per share on March 19, 2010, to close at $37.84 on March 22, 2010. In fact, CNX Gas traded as high as $38.18 per share on March 22, 2010. Consequently, the price CONSOL Energy is offering in the Proposed Transaction represents almost no premium whatsoever to CNX Gas’ shareholders, and instead may represent a discount to Company shareholders, since at least one analyst has set a $43.00 price target for CNX Gas stock.

29. Indeed, on March 22, 2010, CNX Gas announced that it had achieved record production results from its latest horizontal well targeting the Marcellus Shale, the G2BCV well in central Green County, Pennsylvania.

30. CONSOL Energy is intent on paying the lowest price to plaintiff and the Class, whereas it and the Individual defendants are duty-bound to maximize shareholder value. The Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of CNX Gas’ public shareholders. Among other things, CONSOL Energy controls the Company and its proxy machinery.

31. Further examples of defendants’ conflicts of interest include the fact that defendants Gupta, Harvey, and Baxter are all current members of CONSOL Energy’s board of directors. Thus, the Board is so conflicted and beholden to CONSOL Energy that no combination of the defendant directors can be considered “independent” and, therefore, independence is but illusory protection to CNX Gas’ public shareholders.

32. Because CONSOL Energy has an 83.3% controlling interest in the Company’s common stock, no third party bid for the Company could possibly succeed, as a practical matter, because the success of any such bid would require the consent and cooperation of CONSOL Energy. Thus, defendants will be able to proceed with the Proposed Transaction without an auction or other type of market check to maximize value for the Company’s public shareholders.

33. CONSOL Energy is a majority owner of CNX Gas and is, therefore, well aware of the status of the Company’s development and success. In making its inadequate offer to acquire the remaining stock of CNX Gas, CONSOL Energy has tried to take advantage of the fact that the market price of CNX Gas stock does not fully reflect the progress and future value of the Company.

34. The stock value that CONSOL Energy has offered has been dictated by CONSOL Energy to serve its own interests, and is being crammed down by CONSOL Energy and its representatives on the Company’s Board to force CNX Gas’ minority shareholders to relinquish their CNX Gas shares at an unfair price. Such action constitutes unfair dealing.

35. Because CONSOL Energy is in possession of proprietary corporate information concerning CNX Gas’ financial prospects, the degree of knowledge and economic power between CONSOL Energy and the class members is unequal, making it grossly and inherently unfair for CONSOL Energy to obtain the remaining CNX Gas shares at the unfair and inadequate price that it has proposed.

36. By offering grossly inadequate value for CNX Gas’ shares and threatening or planning to use its coercive means of control to force the consummation of the transaction, CONSOL Energy is violating its duties as a majority shareholder.

37. Any buyout of CNX Gas public shareholders by CONSOL Energy on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

38. The consideration to be paid to plaintiff and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of CNX Gas is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow, profitability, and established markets.

39. As a result, the Proposed Transaction lacks any of the fundamental hallmarks of fairness. Approval of the Proposed Transaction is a foregone conclusion because of CONSOL Energy’s 83.3% controlling stake in the Company. Moreover, the Share Tender Agreement assures CONSOL Energy an additional 6.18% of the Company’s common stock for a total of approximately 89.48%, thus CNX Gas’ minority shareholders will have no voice whatsoever in approving or rejecting the Proposed Transaction, thereby making the Proposed Transaction a fait accompli.

40. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

41. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their CNX Gas common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants and CONSOL Energy)

42. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

43. As members of the Company’s board of directors, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of CNX Gas’ net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance CNX Gas’ value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of CNX Gas’ public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of CNX Gas; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

44. As the Company’s controlling shareholder, CONSOL Energy likewise owes fiduciary duties to the shareholders of CNX Gas.

45. The Individual Defendants and CONSOL Energy have breached their fiduciary duties to plaintiff and the Class.

46. As alleged herein, defendants have initiated a process to sell CNX Gas that undervalues the Company and vests them with benefits that are not shared equally by CNX Gas’

public shareholders – a clear effort to take advantage of the temporary depression in CNX Gas’ stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of CNX Gas at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of CNX Gas’ value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.

47. As such, unless the Court enjoins the conduct of CONSOL Energy and the Individual Defendants, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

48. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s and CONSOL Energy’s

Breaches of Fiduciary Duty against CNX Gas)

49. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

50. Defendant CNX Gas knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, CNX Gas provided sensitive non-public information concerning CNX Gas’ operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

51. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their CNX Gas shares.

52. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: April 13, 2010	RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
919 N. Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

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